UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	OMB Number: 3235-0058
Expires: April 30, 2009
FORM 12b-25	Estimated average burden hours per response: 2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-11777

CUSIP NUMBER
320097-20-7

(Check One):      ☐   Form 10-K      ☐  Form 20-F      ☐  Form  11-K      ☑   Form 10-Q      ☐  Form N-SAR      ☐  Form N-CSR

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:___

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I B REGISTRANT INFORMATION
First Equity Properties, Inc.

Full Name of Registrant

Former Name if Applicable
1800 Valley View Lane, Suite 300

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75234

City, State and Zip Code
PART II B RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant=s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III B NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 without unreasonable effort and expense due to the late receipt of information required for inclusion in the financial statements. As soon as such information is reviewed, verified and processed, Registrant will file its Form 10-Q for such quarter.
(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number
PART IV B OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ken L. Joines	972	243-2762

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during Yes G No the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify report(s). G

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be Yes G No reflected by the earnings statements to be included in the subject report or portion thereof? G

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

First Equity Properties, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date                           May 15                     , 2006                                           By:           /s/ Ken L. Joines, Vice President and Treasurer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any another duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of that representative=s authority to sign on behalf of the registrant shall be filed with the form.

METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
a professional limited liability company
attorneys, mediators & counselors

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com
May 15, 2006
Via EDGAR
The Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

Re:	First Equity Properties, Inc. (Commission File No. 000-11777) — Form 12b-25
Ladies and Gentlemen:
     On behalf of First Equity Properties, Inc., we are delivering under the EDGAR system for filing a Form 12b-25, Notification of Late Filing, concerning the Registrant=s Form 10-Q for the fiscal year ended March 31, 2006.
     If you would like to discuss any matter concerning this filing, please do not hesitate to contact the undersigned at (214) 740-5030 direct.

Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

SCM:jel
Enclosures

cc:	First Equity Properties, Inc.
1755 Wittington Place, Suite 340
Dallas, Texas 75234